
10035270

TES
GE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 28729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6440 S. Milrock Dr, Ste 150
(No. and Street)

Holladay (City) UT (State) 84121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Teran 801-930-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds LLC
(Name – *if individual, state last, first, middle name*)

178 South Rio Grande St, Ste 200 Salt Lake City UT 84101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/15/2010

OATH OR AFFIRMATION

I, Gary W. Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



KAMALA ASAY
NOTARY PUBLIC - STATE OF UTAH
6440 So. Millrock Dr., #150
Holladay, UT 84121
My Comm. Exp. 12/18/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mantyla McREYNOLDS LLC

Certified Public Accountants



February 26, 2010

FIRST WESTERN ADVISORS
Board of Directors
Holladay Office
6440 South Millrock Drive
Holladay, UT 84121

To the Board of Directors of First Western Advisors

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by First Western Advisors and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Western Advisors' compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). First Western Advisors' management is responsible for First Western Advisors' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Mantyla*McREYNOLDS, LLC

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028729 FINRA DEC
FIRST WESTERN ADVISORS CORPORATION 15*15
6440 MILLROCK DR STE 150
SALT LAKE CITY UT 84121-5893

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Charleen Perrine 321-639-8004

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 519

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)
3/2/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 369

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 369

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Western Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 20 10.

VP Finance / FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,478,284
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,963,017
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	142,648
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	165,203
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,270,868
2d. SIPC Net Operating Revenues	$ 207,417
2e. General Assessment @ .0025	$ 519

(to page 1 but not less than $150 minimum)

FIRST WESTERN ADVISORS

Independent Auditors' Report
and
Financial Statements

December 31, 2009

CRD #013623

FIRST WESTERN ADVISORS

Table of Contents

Mantyla MCREYNOLDS LLC

Certified Public Accountants



Independent Auditors' Report

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Western Advisors at December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 26, 2010
Salt Lake City, Utah

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2009

ASSETS

Assets	
Current Assets	
Cash and cash equivalents	$ 846,724
Commissions receivable	102,798
Marketable securities (owned), at fair value	5,946
Prepaid expenses	20,157
Other receivables	38,956
Current deferred tax asset	431
Total Current Assets	1,015,012
Property & Equipment, Net	113,209
Other Assets	
Other Assets	42,928
Related party loan	270,000
Deposits	67,193
Deferred Tax Asset	81,885
Total Other Assets	462,006
Total Assets	$ 1,590,227

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Current Liabilities	
Accounts payable	$ 52,444
Commissions payable	110,814
Accrued liabilities	116,842
Current portion capital lease obligation	4,155
Total Current Liabilities	284,255
Other Liabilities	
Capital lease obligation	10,183
Total Other Liabilities	10,183
Total Liabilities	294,438
Stockholder's Equity	
Preferred stock - 1,000,000 shares authorized, no par value	
Series A non-voting, 1,000,000 authorized, 500,000 issued and outstanding	500,000
Common Stock - 10,000 shares authorized, no par value	
Class A voting, 500 authorized, issued and outstanding	-
Class B non-voting, 9,500 authorized, issued and outstanding	-
Paid-in Capital	5,000
Retained earnings	790,789
Total Stockholder's Equity	1,295,789
Total Liabilities and Stockholder's Equity	$ 1,590,227

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Operations
For the Year Ended December 31, 2009

Revenues:		
Commissions	$	1,561,818
Clearing revenue		57,959
Investment advisory fees		1,275,588
Interest and dividends		38,087
Net securities gains (losses)		164,530
Total Revenue		3,097,982
Expenses		
Employee compensation and benefits		2,212,721
Floor brokerage, exchange, and clearance fees		398,811
Communications and data processing		69,888
Occupancy		231,277
Interest		24,443
Other expenses		270,656
Total Expenses		3,207,796
Net Income (Loss) from Operations		(109,814)
Net Income (Loss) Before Income Taxes		(109,814)
Income tax provision (benefit)		(20,618)
Net Income (Loss)	$	(89,196)
Less preferred dividend		(31,250)
Net loss available to common shareholders	$	(120,446)
Net Loss Per Share:		
Basic and diluted	$	(8.92)
Basic and diluted available to common shareholders	$	(12.04)
Weighted Average Shares Outstanding		10,000

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Preferred Shares	Preferred Stock	Common Shares	Common Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2008	500,000	$ 500,000	10,000	$ 5,000	$ 879,985	$ 1,384,985
Net income (loss) for the period ended December 31, 2009					(89,196)	(89,196)
Balance, December 31, 2009	500,000	$ 500,000	10,000	$ 5,000	$ 790,789	$ 1,295,789

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows From Operating Activities		
Net Income (Loss)	$	(89,196)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		21,930
Securities owned, net		1,467
(Increase) decrease in commissions receivable		(2,245)
(Increase) decrease in income tax refundable		7,745
(Increase) decrease in other receivables		(11,172)
(Increase) decrease in prepaid expenses		(376)
(Increase) decrease in deferred taxes		(20,718)
Increase (decrease) in accounts payable		25,217
Increase (decrease) in commissions payable		(80,415)
Increase (decrease) in accrued liabilities		104,113
Net Cash From Operating Activities		(43,650)
Cash Flows From Investing Activities		
Payments to note receivable - related party		(90,000)
Purchase of equipment		(16,327)
Net Cash From Investing Activities		(106,327)
Cash Flows From Financing Activities		
Payments on capital lease		(3,945)
Net Cash From Financing Activities		(3,945)
Net Increase (Decrease) in Cash		(153,922)
Beginning Cash Balance		1,000,646
Ending Cash Balance	$	846,724

Supplemental Disclosures:		
Cash paid for income taxes	$	100
Cash paid during the year for interest	$	24,443

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2009

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investment opportunities. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA]. The Company is headquartered in Salt Lake City, Utah and it maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities are treated as trading securities for accounting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses record in the Statement of Operations. The fair value is based on the closing quote price of each individual security. See Note D & M.

Commissions Receivable

The Company records commissions when earned. Commission receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), ASC 740, "Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company classifies interest and penalties related to taxes as Other Expenses. The Company recorded no interest and penalties for the year ended December 31, 2009. See Note H.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per Share

In accordance with ASC Topic 260, "Earnings per Share," Basic earnings (loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted average of common shares outstanding for the period. Net income/(loss) available to common shareholders represents net income/(loss) reduced by an allocation of cumulative preferred dividends. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive common share equivalents. There are no common stock equivalents outstanding; thus, basic and diluted income or loss per share calculations are the same.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

Financial Instruments

All of the instruments within financial instruments owned, including cash and marketable securities, are measured at fair value as required by accounting pronouncements. These instruments primarily represent the Company's investment activities and include both cash and marketable securities. See Note M.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Accounting Pronouncements

SFAS 165
In May 2009, the FASB issued SFAS 165 (ASC 855-10) entitled "Subsequent Events". Companies are now required to disclose the date through which subsequent events have been evaluated by management. SFAS 165 (ASC 855-10) is effective for interim and annual periods ending after June 15, 2009 and must be applied prospectively. The adoption of SFAS 165 (ASC 855-10) during the fiscal year ended December 31, 2009 did not have a significant effect on the Company's financial statements. The Company has evaluated subsequent events through February 26, 2010, the date of issuance of the Company's financial position and results of operations. See Note N.

SFAS 168
In June 2009, the FASB issued SFAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." ("SFAS 168" or ASC 105-10) SFAS 168 (ASC 105-10) establishes the Codification as the sole source of authoritative accounting principles recognized by the FASB to be applied by all nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 (ASC 105-10) was prospectively effective for financial statements issued for fiscal years ending on or after September 15, 2009 and interim periods within those fiscal years. The adoption of SFAS 168 (ASC 105-10) on July 1, 2009 did not not change GAAP, however, it did change the way GAAP is organized and presented. As a result, these changes impact how companies reference GAAP in their financial statements and in their significant accounting policies. The Company implemented the Codification in this Report.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Impact of New Accounting Standards (Continued)

In October 2009, the FASB issued Accounting Standards Update No. 2009-13 for Revenue Recognition – Multiple Deliverable Revenue Arrangements (Subtopic 605-25) "Subtopic". This accounting standard update establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue – generating activities. Vendors often provide multiple products or services to their customers. Those deliverables often are provided at different points in time or over different time periods. Specifically, this Subtopic addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The amendments in this guidance will affect the accounting and reporting for all vendors that enter into multiple-deliverable arrangements with their customers when those arrangements are within the scope of this Subtopic. This Statement is effective for fiscal years beginning on or after June 15, 2010. Earlier adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity's fiscal year, the entity will apply the amendments under this Subtopic retrospectively from the beginning of the entity's fiscal year. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Currently, Management believes this Statement will have no impact on the financial statements of the Company once adopted.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. The Company is insured by SIPC up to a ceiling of $500,000, including a maximum of $100,000 for cash claims. Everything above that would be a concentration risk. The Company exceeds its insured limit by $758,974.

NOTE C PENSION PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. There were no contributions to the profit sharing or 401k plan for 2009.

NOTE D MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at fair value as follows:

Mutual funds	$ 5,946
Total Marketable Securities	$ 5,946

The unrealized holding (loss) on trading securities has increased by $1,467 during the year 2009 to be $(2,154). This decrease has been included in current earnings. The cost basis of the marketable securities is $8,100. The Company had realized holding gains of $165,997 during the year. Realized gains and losses are calculated based on historical cost on a first-in first-out basis.

NOTE E SIGNIFICANT CONCENTRATIONS

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE F RELATED PARTY LOAN

The Company has advanced $430,000 to an investment company, which is owned and controlled by the Company's principal shareholder. The advance is evidenced by a ten year note which provides interest at 4.54% per annum. Interest payments are required monthly. Principal payments of $100,000 were made during 2005 and 2007. A principal payment of $50,000 was made during 2008. The balance of the loan as of December 31, 2009 is $180,000. Any unpaid interest and principle matures in May 2011.

In 2009 the Company loaned $90,000 to the Company's sole shareholder. The shareholder, in turn loaned the money to a related party. The loan accrues interest at 8% per annum and is payable on demand no earlier than January 1, 2010. The balance of the loan as of December 31, 2009 is $90,000.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2009

NOTE G LEASES

The Company entered into a lease agreement on June 15, 2007 for their current office space. The lease is for a six-year term which will expire on June 30, 2013 with current monthly rent of $16,482. Office rent expense for 2009 was $203,101. The following is a schedule by years of future minimum lease payments required by operating leases.

Year	Required Minimum Lease Payments	
2010	$	199,758
2011	$	203,748
2012	$	207,810
2013	$	104,928
	$	716,244

The Company has a capital lease for office equipment with an implied interest rate of 5.25% due in monthly installments of $400 through March 2013. As of December 31, 2009 the Company had a liability of $14,338 with current principal due of $4,155. This obligation is secured by the equipment. The balance sheet includes $22,035 in equipment under this capital lease with accumulated depreciation of $8,814. Depreciation on the asset for the year is $4,407. This balance is included with other equipment on the balance sheet and in Note I.

The following is a schedule of minimum lease payments on this lease:

Year	**Amount**
2010	4,809
2011	4,809
2012	4,809
2013	1,202
Total	15,629

NOTE H INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current taxes	$ 100
Deferred taxes	(20,718)
	$ (20,618)

The 2009 net deferred tax accounts include the following amounts of deferred tax liabilities:

	Taxable Temporary Difference	Expected Tax Rate	Deferred Tax Asset (Liability)
Current deferred tax asset			
Unrealized loss on securities:			
Federal	$ 2,154	15%	323
State	2,154	5%	108
Total current net deferred tax asset (liability)			$ 431
Non-current deferred tax liability			
Book/Tax depreciation difference			
Federal	(47,072)	15%	(7,061)
State	(47,072)	5%	(2,353)
Total non-current deferred tax liability			$ (9,414)
Non-current deferred tax asset			
Net operating / capital loss carryforwards			
Federal	456,497	15%	68,475
State	456,497	5%	22,824
Total non-current deferred tax asset			$ 91,299
Net non-current deferred tax asset (liability)			$ 81,885
Net deferred tax asset (liability)			$ 82,316

NOTE H INCOME TAXES (continued)

The deferred tax liability results from differences in book and tax depreciation as of December 31, 2009.

The Company has the following carry forwards available at December 31, 2009:

Operating Loss Carryforwards		Capital Loss Carryforwards		Charitable Contribution Carryfowards	
Expires	Amount	Expires	Amount	Expires	Amount
2026	37,202	2013	76,984	2012	500
2028	87,763			2013	1,100
2029	252,948				

A reconciliation of the difference between the expected income tax expense or income computed at the federal statutory income tax rate (20%) and the Company's income tax expense is shown in the following table:

Expected Vs. Actual Reconciliation: Estimated income tax expense	
Expected provision (benefit) [taxes on federal income before taxes]	$ (21,963)
Non-deductible Expenses	2,848
Tax-exempt Income	(1,583)
State taxes	80
Total Actual Provision (benefit)	$ (20,618)

Uncertain Tax Positions

The Company adopted the provisions of FIN 48 (ASC 740-10-25) for the year ended December 31, 2009. As a result of this adoption, the Company has evaluated its tax positions for uncertainties and determined that any required adjustments would not have a material impact on the Company's balance sheet, income statement, or statement of cash flows.

All years prior to 2006 are closed by expiration of the statute of limitations. The tax year ended December 31, 2006, will close by expiration of the statute of limitations in April 2010. The years ended December 31, 2007, 2008 and 2009 are open for examination.

NOTE I PROPERTY

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement. The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book	Method/Life
Equipment	$131,311	$45,115	$86,196	SL/5-7 years
Leasehold Improvements	36,042	9,029	27,013	SL/10 years
Total	$167,353	$54,144	$ $113,209	

Depreciation expense was $21,930 during 2009.

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2009, the Company had net capital of $693,204, which was $443,204 in excess of its required net capital of $250,000.

NOTE K CONTINGENCIES

The Company records contingent losses when they are probable and reasonably estimable.

The Company had accrued and disclosed a contingent loss from a claim in prior periods. During 2005, a settlement was reached with this claim, whereas the Company agreed to pay $15,000 to the claimant. The claimant backed out of the agreement during 2006. The Company has filed a motion to enforce the terms of settlement. The motion is still pending. The Company has accrued the $15,000 liability and it is still payable at December 31, 2009.

The Company received a demand letter from a vendor for funds which the Company allegedly did not have the right to receive. This issue is still in the early stages, but the Company believes it has the right to the funds and will vigorously contest this matter. The Company and their legal counsel have determined that this liability is possible but neither probable nor reasonably estimable.

NOTE K CONTINGENCIES (continued)

The Company received a demand letter from a former client. In December the Company reached a settlement. The Company agreed to pay $100,000 to the former client. The Company has accrued this amount as of December 31, 2009. The Company made a demand on its insurance carrier to cover this claim. This issue is still in the early stages.

NOTE L PREFERRED STOCK

During 2008, the Company amended its articles of incorporation to authorize the issuance of 1 million shares of no par value Preferred Stock. On December 28, 2008, the Company issued 500,000 shares of Series A Preferred Stock for $1 per share, $500,000 total. The Series A shares cumulate dividends at a rate of $0.015625 per share per quarter. Dividends are only payable upon declaration by the board of directors. As of December 31, 2009, $31,250 in dividends were cumulated, but not paid or declared [$0.06302 per share]. Dividends to other classes of stock are restricted until cumulative dividends are paid to Series A Preferred shares. The Series A Preferred Shares have liquidation preferences over other classes of stock up to the amount of $1 per share.

NOTE M FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

NOTE M FAIR VALUE MEASUREMENTS (continued)

The following table provides our financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2009:

		Fair Value Measurements Using:		
Description	Total Fair Value at December 31, 2009	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Marketable securities	$ 5,946	$ 5,946	$ -	$ -

NOTE N SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2010, the date the financial statements were available to be issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal 2009 year ended December 31, 2009.

FIRST WESTERN ADVISORS
Supporting Schedules
December 31, 2009

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

FIRST WESTERN ADVISORS
Computation of Net Capital
December 31, 2009

Net Capital		
Total stockholders' equity	$	1,295,789
Deduct stockholder's equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		1,295,789
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits:		
Deferred income taxes payable		9,414
Fixed liability secured by equipment		-
Total capital and allowable subordinated borrowings		1,305,203
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		-
Exchange memberships		-
Prepaid income taxes		-
Furniture, equipment, and leasehold improvements, net		(113,209)
Deferred tax asset		(91,730)
Other Assets		(389,234)
Net capital before haircuts on securities positions		711,030
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		(17,826)
Net capital	$	693,204
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to brokers and dealers	$	110,814
Other accounts payable and accrued expenses		183,624
Total aggregate indebtedness		294,438
Computation of basic net capital requirement		
Minimum net capital required	$	19,629
Minimum net capital requirement		19,629
Net capital requirement (statutory)		250,000
Excess net capital	$	443,204
Excess net capital at 1500%	$	649,038
Excess net capital at 1000%	$	663,760
Ratio: Aggregate indebtedness to net capital		.42 to 1

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2009

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 778,650
Allowable assets erroniously reported as nonallowable:	-
Differences due to offsetting various asset accounts against related liabilities	-
Audit adjustments to record additional compensation	-
Other audit adjustments (net)	(85,446)
Other items (net)	-
Net Capital per the preceding	$ 693,204

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Schedule of Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
For the Year Ended December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
For the Year Ended December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements under Rule 15c3-3.

See auditors' report on supplementary information

Mantyla McREYNOLDS LLC
Certified Public Accountants



AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of First Western Advisors (the Company), for the year ended December 31, 2009, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on February 26, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Mantyla McReynolds, LLC
February 26, 2010
Salt Lake City, Utah